Steakholder Foods Ltd.

5 David Fikes St.

Rehovot 7632805 Israel

November 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Steakholder Foods Ltd. (CIK 0001828098)
Registration Statement No. 333-275365 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Steakholder Foods Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on November 15, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at +1 312 364 1633. The Company hereby authorizes Mr. Huberman to orally modify or withdraw this request for acceleration.

Very truly yours,

STEAKHOLDER FOODS LTD.

By:	/s/ Arik Kaufman
Arik Kaufman Chief Executive Officer